MAIL STOP 3720


      	February 22, 2006


V. Randy White, Ph.D
Chief Executive Officer
Xenomics, Inc.
420 Lexington Avenue, Suite 1701
New York, New York 10170

      Re:	Xenomics, Inc.
   Amendment No. 3 to Registration Statement on Form SB-2
   File No. 333-127071
		Filed February 14, 2006

Dear Dr. White:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.


Executive Compensation
1. The table should include compensation amounts for the past three years. See Instruction to Item 402(b) of Regulation S-B.

Financial Statements

Note 4 - Stockholders` Equity, page F-25
2. We note your response to prior comment nine. Please tell us why you believe it was appropriate to record an expense for the fair value of the warrants at the date of issuance. To the extent that liability classification is required under EITF 00-19, the instrument should be recorded at fair value on the date of issuance. For a private placement, this typically occurs through the allocation of a portion of the proceeds. Generally, it would not be appropriate to record an expense at the date of issuance unless the fair value of the instruments that were required to be classified as derivative liabilities exceeded the net proceeds received. Please revise the financial statements accordingly, or tell us why you believe that no revisions are required.
3. Please revise the description of the warrant liability on the balance sheet to clearly indicate that the amount is a liability. Also, please revise your disclosure in Note 4 to state why the amount is recorded as a non-current liability.
4. Please tell us why you believe that the income or expense relating to the valuation of the warrants is appropriately classified in the cash flow statement as a financing activity, or revise your disclosures accordingly.

1934 Act Periodic Reports
5. Your response to prior comment 14 did not address the majority of the adjustments relating to stock-based compensation expense, which were unrelated to the use of quoted market prices as discussed in your supplemental response. Please tell us the specific factors that you considered in determining your disclosure controls and procedures were effective despite the restatements related to the Trilogy warrants and the application of EITF 96-18.
6. You state the restatements and related accounting were thoroughly discussed with the accounting firm and "reliance upon the Independent
Registered Public Accounting Firm" was one of the primary factors that enabled you to determine that your disclosure controls and procedures were effective. Please explain the specific nature of this reliance. Please explain how the discussion of the restatement and the related accounting with the accounting firm provided any basis for originally concluding disclosure controls and procedures were effective, since the accounting for these transactions resulted in material errors to the financial statements.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




	Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jeffrey J. Fessler
	Fax: 212-930-9725




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V. Randy White, Ph.D
Xenomics, Inc.
February 22, 2006
p. 1